

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 20, 2014

Via Email
Anil Arora
President and Chief Executive Officer
Yodlee, Inc.
3600 Bridge Parkway, Suite 200
Redwood City, California 94065

> **Re:** **Yodlee, Inc.**
> **Amendment No. 3 to Draft Registration Statement on Form S-1**
> **Submitted June 6, 2014**
> **CIK No. 0001161315**

Dear Mr. Arora:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Goodwill, page F-13

1. As we previously requested, please revise your disclosures to include a discussion of the relevant qualitative factors and circumstances you cited in your response letter dated May 20, 2014, that you considered when concluding that it was not more likely than not that goodwill was impaired.

Anil Arora
Yodlee, Inc.
June 20, 2014
Page 2

<u>General</u>

 If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

 You may contact Frank Knapp, Staff Accountant, at (202) 551-3805 or Patrick Gilmore, Accounting Branch Chief, at (202) 551-3406 if you have questions regarding comments on the financial statements and related matters. Please contact Jan Woo, Attorney-Adviser, at (202) 551-3453 or me at (202) 551-3730 with any other questions.


Sincerely,

/s/ Barbara C. Jacobs

Barbara C. Jacobs
Assistant Director


cc: <u>Via Email</u>
  Chris F. Fennell, Esq.
  Wilson Sonsini Goodrich & Rosati